Board of Management

Vedior

RECEIVED

2005 NOV 15 P 4:?9

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

[redacted]

05012582

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 7 November 2005
Re: Acquisition Capsil Oy (Finland)

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

enclosure

Office:
Tripolis Building 200

Vedior
where people matter

Amsterdam, The Netherlands

Vedior acquires Finnish provider of outsourced pharmaceutical sales and telemarketing

For release at 8.00am on 7 November 2005

Vedior is pleased to announce it has acquired a 75% interest in Capsil Oy ("Capsil" or "the Company"). Capsil's core competencies are in the provision of outsourced pharmaceutical sales and telemarketing services. The Company is a pioneer and market leader in this niche market within Finland.

Capsil provides pharmaceutical companies with marketing managers, sales managers, sales representatives and call booking services on a contract basis to provide their clients with flexibility in addressing sales campaigns and product launches. Headquartered in Lahti, in southern Finland, the Company has its own call centre and training/marketing units.

Zach Miles, Vedior's Chief Executive said, *"Vedior has been gradually extending its presence in the pharmaceutical recruitment sector through organic and acquisitive means. The acquisition of Capsil follows on from last week's announcement of Vedior's acquisition of Delta Pharma, Inc. a US pharmaceutical and biotechnology recruitment specialist. Capsil's sales and marketing specialism neatly complements our existing presence in this attractive sector. The pharmaceutical market offers good growth potential and is also generally less sensitive to economic cycles."*

Established in 2001, Capsil has grown strongly and achieved audited annual sales to 31 December 2004 of €3.4 million.

The pharmaceutical industry has experienced high growth over recent years. NeomedIT, a company that provides data on the pharmaceutical market, estimate that the sale of medicines grows continuously at between 8% to 12% per annum worldwide with demand led by the requirements of an ageing population and met by the continuing development of new drugs.

Vedior already operates in Finland under the brands Teleresources and Select Appointments providing telebusiness, office administration and accounting personnel on a temporary basis.

Capsil's existing management team will continue to develop the Company. The outstanding 25% interest will remain with management of the Company with Vedior having the right to acquire these shares in due course.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors in 43 countries. Annual sales for 2004 were €6,467 million.

From its global network, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education as well as administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary